UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-12933

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAVINGS PLUS PLAN,

LAM RESEARCH 401(k)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LAM RESEARCH CORPORATION

4650 Cushing Parkway

Fremont, California 94538

SAVINGS PLUS PLAN,

LAM RESEARCH 401(k)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and

Plan Administrator of the

Savings Plus Plan, Lam Research 401(k)

We have audited the financial statements of the Savings Plus Plan, Lam Research 401(k) (the Plan) as of December 31, 2013 and 2012, and for the year then ended December 31, 2013, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP

Campbell, California

June 20, 2014

SAVINGS PLUS PLAN,

LAM RESEARCH 401(k)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2013	2012
Assets:
Investments, at fair value	$725,391,134	$401,119,047
Cash in-transit	–	172,265,449
Receivables:
Notes receivable from participants	9,370,591	8,608,590
Employer contribution receivable	375,205	3,924,850
Participant contribution receivable	–	241,648
Other receivables	21,145	139,063

Total receivables	9,766,941	12,914,151

Total assets	735,158,075	586,298,647

Liabilities:
Other liabilities	214,492	19,605

Net assets available for benefits, at fair value	734,943,583	586,279,042

Adjustment from fair value to contract value for a fully benefit responsive separate account	(2,382,798)	(5,723,016)

Net assets available for benefits	$732,560,785	$580,556,026

See notes to financial statements

SAVINGS PLUS PLAN,

LAM RESEARCH 401(k)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2013

Additions to net assets attributed to:
Investment and other income:
Dividends and interest	$18,939,151
Net realized and unrealized gains in fair value of investments	121,568,237

140,507,388

Contributions:
Participants’	39,461,509
Employer’s	9,693,843

49,155,352

Total additions	189,662,740

Deductions from net assets attributed to:
Withdrawals and distributions	(37,592,440)
Administrative expenses	(65,541)

Total deductions	(37,657,981)

Net increase in net assets	152,004,759

Net assets available for benefits:
Beginning of year	580,556,026

End of year	$732,560,785

See notes to financial statements

SAVINGS PLUS PLAN,

LAM RESEARCH 401(k)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 1 — THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General — The following description of the Savings Plus Plan, Lam Research 401(k) (the “Plan”) provides only general information about the Plan in the form existing on December 31, 2013. Readers should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established July 1, 1985 by Lam Research Corporation (“Lam Research” or the “Company”) to provide benefits to eligible employees, as defined in the Plan document. The Plan is designed to be qualified under the applicable requirements of the Internal Revenue Code, as amended, and the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

On June 4, 2012, the Company completed its acquisition of Novellus Systems, Inc. (“Novellus”), as a result of which Novellus became a wholly-owned subsidiary of Lam Research. Effective December 31, 2012, the Novellus Systems, Inc. Retirement Plan was merged into the Plan. Employees of Novellus became eligible to participate in the Plan as of January 1, 2013. As a result, approximately $230 million was transferred from the Novellus Systems, Inc. Retirement Plan to the Plan. The Employer contribution receivable included in the Statement of Net Assets Available for Benefits for the year ended December 31, 2012, included approximately $3.6 million of employer contributions earned by employees who were participants of the Novellus Systems, Inc. Retirement Plan during 2012 which were not deposited to the Plan until 2013. The cash in-transit included in the Statement of Net Assets Available for Benefits for the year ended December 31, 2012, related to participant account balances originating from the Novellus Systems, Inc. Retirement Plan which were not deposited with the Plan until after December 31, 2012.

Administration — The Company’s Savings Plus Plan, Lam Research 401(k) Committee (the “Administrator”) manages the operation and administration of the Plan. A third-party processes and maintains the records of participant data. Fidelity Management Trust Company (“Fidelity”) acted as the trustee and custodian of the plan. Substantially all expenses incurred for administering the Plan are paid by the Plan, unless paid by the Company.

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting — The financial statements of the Plan are prepared on the accrual method of accounting in accordance with U.S. GAAP.

Investment valuation and income recognition — As of December 31, 2013 and 2012, the Plan’s investments were held by Fidelity and were invested based primarily upon instructions received from participants.

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought or sold as well as held during the year.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement for that portion of the net assets available for benefits of a defined contribution plan that is attributable to fully-benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan has the MetLife Stable Value Blended Fund, a fully-benefit responsive separate account, as an investment.

The statements of net assets available for benefits present the adjustment of the fully benefit-responsive separate account from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Cash and cash equivalents — All highly liquid investments purchased with an original maturity of three months or less (generally money market funds) are considered to be cash equivalents. These investments are usually held for a short period of time, pending long-term investment.

Notes receivable from participants — Notes receivable from participants (notes receivable) are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

Income taxes — The Plan document is in the form of a Fidelity prototype plan document that received a favorable opinion letter from the Internal Revenue Service. The Plan is operated in accordance with, and is intended to qualify under, the applicable requirements of the Internal Revenue Code and related state statutes. Plan assets are held in a trust that is intended to be exempt from federal income and state income and franchise taxes.

In accordance with guidance on accounting for uncertainty in income taxes (ASC 740-10), management evaluated the Plan’s tax positions and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

Risks and uncertainties — The Plan provides for various investment options in any combination of investment securities offered by the Plan. In addition, Company common stock is included as an investment option under the Plan. The percentage of an individual participant’s contributions in Company common stock may not exceed 25% each Plan year. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Subsequent Events – The Plan has evaluated subsequent events through June 20, 2014, which is the date the financial statement were available to be issued.

NOTE 2 — RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Participants may elect to invest portions of their accounts in the common stock of the Company. The aggregate investment in Company common stock at December 31, 2013 and 2012 was as follows:

	2013	2012
Number of shares	833,450	1,026,698
Fair value	$45,381,358	$37,094,613

Certain Plan investments are managed by Fidelity, the trustee and custodian of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

NOTE 3 — GUARANTEED INVESTMENT CONTRACT

In 2001, the Plan entered into a benefit-responsive investment contract with Metropolitan Life Insurance Company (“MetLife”). MetLife maintains the contributions in a separate account product. The account is credited with an interest rate that is determined by the yield of the separate accounts, the market value gain or (loss) of the contract and the anticipated cash flow for the next policy period. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by MetLife, represents contributions made under the contract, plus earnings, less participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula that is stipulated in the contract and agreed upon with the issuer, but it may not be less than 0%. Such interest rates are reviewed on a quarterly basis and re-set as needed.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or, (3) the Company establishes another savings program, pension or profit sharing plan to which plan participants are eligible to contribute by payroll deduction. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract permits the insurance company to terminate the agreement, at its discretion, and requires a 60-day written notice of intent to cancel. The average yield for the plan years ended December 31, 2013 and 2012 was as follows:

	2013	2012
Average Yield	-1.18%	5.60%
Average Yield Credited to Plan Participants	2.60%	3.44%

NOTE 4 — PARTICIPATION AND BENEFITS

Participant contributions — For the year ended December 31, 2013, participants could elect to contribute from 1% to 75% of their Compensation, as defined by the Plan, per payroll period, not to exceed the amount allowable under the Internal Revenue Code. Participants who elected to contribute a portion of their Compensation to the Plan agreed to accept an equivalent reduction in either taxable or after-tax compensation (in the form of pretax, Roth or after-tax contributions). New hires that did not make an affirmative election otherwise were automatically enrolled in the Plan with a taxable compensation deferral rate of 3%. Participants are permitted to designate their contributions as Roth contributions subject to current taxation as wages but which, together with earnings, would be nontaxable when distributed from the Plan. In addition, beginning September 2013, participants could elect to contribute a portion of their after-tax compensation to the Plan. Contributions withheld are invested in accordance with the participants’ directions.

Participants are also allowed to make rollover contributions of amounts received from other eligible tax-qualified retirement plans (including rollover contributions of Roth contributions). Such contributions are deposited in the appropriate investment funds in accordance with the participants’ directions and the Plan’s provisions.

Employer contributions — The Company may make matching contributions as defined in the Plan and as approved by the Board of Directors. In 2013, the Company matched 50% of each eligible participant’s salary deferral contribution (excluding catch-up contributions and after-tax contributions) up to a maximum of the first 6% of the participant’s eligible compensation, on a per-payroll-period basis. If a participant who is an active employee at the end of the year made the maximum contribution allowed by law ($17,500 during 2013) but, due to the timing of the participant’s contributions, did not receive the full 50% Company match, the Company provided a year end “true up” contribution to provide such participants with the 50% that they would have received had the timing of their contributions not limited the Company match. The Plan also permits additional discretionary matching and profit sharing contributions. No additional discretionary matching contributions or discretionary profit sharing contributions were made for the year ended December 31, 2013.

Vesting — Participants are immediately vested in their entire account, including employer matching, additional discretionary matching, and discretionary profit sharing contributions (if any). Non-elective employer contributions made under the Bullen Semiconductor Corporation Profit Sharing Plan vest on a six year graded schedule.

Participant accounts — Each participant’s account is credited with the participant’s contributions, Plan earnings or losses in funds selected by the participant, and an allocation of the Company’s contribution, if any. Allocation of the Company’s contribution is based on participant contributions and / or compensation, as defined in the Plan.

Payment of benefits — Upon termination, each participant (or beneficiary) may elect to leave his or her account balance in the Plan until age 70 1 / 2 or receive his or her total benefits in a lump sum amount equal to the value of the participant’s account or in installments over a period of years. The Plan requires lump sum distribution of participant account balances that do not exceed $1,000.

Notes receivable from participants — The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant’s balance reduced by certain balances of outstanding or defaulted loans. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence, in which case the maximum repayment period is 15 years. The specific terms and conditions of such loans are established by the Administrator. Outstanding loans at December 31, 2013 carry interest rates ranging from 3.25% to 10.5%.

NOTE 5 — FAIR VALUE MEASUREMENTS

The Plan’s investments are stated at their fair values with the exception of the MetLife Stable Value Blended Fund (a separate account), which is stated at fair value with the related adjustment amount to contract value disclosed in the statements of net assets available for benefits at December 31, 2013 and 2012. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Pursuant to the accounting guidance for fair value measurement and its subsequent updates, the Plan defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The FASB has established a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The FASB established three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2013 and 2012 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
Small cap equity funds	$35,054,386	$–	$–	$35,054,386
Mid cap equity funds	104,809,035	–	–	104,809,035
Large cap equity funds	213,543,719	–	–	213,543,719
Target date retirement funds	118,435,791	–	–	118,435,791
International equity funds	64,136,388	–	–	64,136,388
Bond funds	36,644,197	–	–	36,644,197
Separate account	–	96,393,621	–	96,393,621
Company stock	45,381,358	–	–	45,381,358
Brokerage account	8,170,630	–	–	8,170,630
Money market	2,822,009	–	–	2,822,009

	$628,997,513	$96,393,621	$–	$725,391,134

	Fair Value Measurements Using Input Type as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
Small cap equity funds	$9,422,445	$–	$–	$9,422,445
Mid cap equity funds	61,013,573	–	–	61,013,573
Large cap equity funds	100,928,616	–	–	100,928,616
Target date retirement funds	73,815,162	–	–	73,815,162
International equity funds	25,488,199	–	–	25,488,199
Bond funds	21,434,364	–	–	21,434,364
Separate account	–	67,227,590	–	67,227,590
Company stock	37,094,613	–	–	37,094,613
Brokerage account	2,423,765	–	–	2,423,765
Money market	2,270,720	–	–	2,270,720

	$333,891,457	$67,227,590	$–	$401,119,047

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Common stocks (including Lam Research common stock) : Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds and money market fund : Valued at the net asset value (NAV) of shares held by the Plan at year end.

Separate Account : The Plan holds an investment in the MetLife Stable Value Blended Fund (the “Fund”), which invests primarily in a well-diversified portfolio of fixed income securities combined with book value wrap (“wrap”) contracts. A wrap is a contract with an insurance company or bank, which absorbs any gains or losses caused by market fluctuations. The wrap allows investors to hold their investments at the original par or book value plus accrued interest, resulting in stable rates of return. The investment objective of the Fund is to protect principal and offer fixed returns that compare favorably with the yields on intermediate-term fixed income securities. The fair values of participation units held in the Fund are based on NAV after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts. The fair values of the Plan’s interest in the Fund are based on quoted market prices in active markets and securities and contracts are valued using a discounted revenue model using observable inputs (level 2 inputs). The Fund provides for daily participant directed redemptions at book value (principal and interest accrued to date). However, sponsor directed redemptions (layoff, sale of a division, etc.) may be paid at market value, which may be less than book value. Should the Administrator decide to terminate the separate account as an investment option for the Plan, the Plan is required to give the administrator of the separate account written notice at least 60 days in advance.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 6 — INVESTMENTS

The following table presents the fair values of investments that represent 5% or more of the Plan’s net assets at December 31, 2013 and 2012:

	2013	2012
MetLife Stable Value Blended Fund	$96,393,621	$67,227,590
American Funds EuroPacific Growth Fund Class R6	45,688,607	*
MFS Value Fund Class R4	58,888,294	32,682,565
T. Rowe Price Blue Chip Growth Fund	81,771,828	31,812,756
Vanguard Extended Market Index Fund Institutional Shares	47,708,400	*
Vanguard Institutional Index Fund Institutional Shares	72,883,597	36,433,295
Lam Research Corporation Stock	45,381,358	37,094,613

*	less than 5% of the Plan’s net assets at year-end

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows during the year ended December 31, 2013:

Mutual funds	$104,370,220
Common stock	17,198,017

$121,568,237

NOTE 7 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2013 and 2012:

	2013	2012
Net assets available for benefits per the financial statements	$732,560,785	$580,556,026
Adjustment from contract value to fair value for fully benefit-responsive separate account	2,382,798	5,723,016

Net assets available for benefits per the Form 5500	$734,943,583	$586,279,042

The following is a reconciliation of the affected components of the changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2013:

Increase in net assets available for benefits per the financial statements	$152,004,759
Adjustment to reverse fair value adjustment for fully benefit-responsive separate account related to prior year	(5,723,016)
Adjustment from contract value to fair value for fully benefit-responsive separate account	2,382,798

Increase in net assets available for benefits per Form 5500	$148,664,541

NOTE 8 — PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors (or other authorized party) and subject to the provisions of ERISA.

SAVINGS PLUS PLAN,	EIN: 94-2634797
LAM RESEARCH 401(k)	PLAN #001

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2013

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
	MetLife Stable Value Blended Fund	Fixed Income Fund (Separate Account)	$96,393,621
	AllianzGI NFJ Small-Cap Value Institutional Class	Mutual Fund	14,661,929
	American Funds EuroPacific Growth Fund Class R6	Mutual Fund	45,688,607
	American Funds New Perspective Fund Class R6	Mutual Fund	15,976,250
	DFA Emerging Markets Portfilio Institutional Class	Mutual Fund	2,471,531
	JP Morgan Mid-Cap Value Fund Select Class	Mutual Fund	21,695,825
	JP Morgan Mid-Cap Growth Select Class	Mutual Fund	35,404,810
	MFS Value Fund Class R4	Mutual Fund	58,888,294
	Oppenheimer Discovery Fund Class Y	Mutual Fund	20,392,457
	PIMCO Total Return Fund Institutional Class	Mutual Fund	21,061,800
	Templeton Global Bond Fund Advisor Class	Mutual Fund	3,790,087
	T. Rowe Price Blue Chip Growth Fund	Mutual Fund	81,771,828
	Vanguard Extended Market Index Fund Institutional Shares	Mutual Fund	47,708,400
	Vanguard Institutional Index Fund Institutional Shares	Mutual Fund	72,883,597
	Vanguard Total Bond Market Index Fund Institutional Shares	Mutual Fund	11,792,310
	Vanguard Target Retirement 2010 Trust II	Mutual Fund	660,462
	Vanguard Target Retirement 2015 Trust II	Mutual Fund	9,045,472
	Vanguard Target Retirement 2020 Trust II	Mutual Fund	35,962,462
	Vanguard Target Retirement 2025 Trust II	Mutual Fund	19,325,974
	Vanguard Target Retirement 2030 Trust II	Mutual Fund	10,492,686
	Vanguard Target Retirement 2035 Trust II	Mutual Fund	18,418,550
	Vanguard Target Retirement 2040 Trust II	Mutual Fund	7,273,588
	Vanguard Target Retirement 2045 Trust II	Mutual Fund	10,075,141
	Vanguard Target Retirement 2050 Trust II	Mutual Fund	3,545,977
	Vanguard Target Retirement 2055 Trust II	Mutual Fund	1,124,803
	Vanguard Target Retirement Income Trust II	Mutual Fund	2,510,676
*	Lam Research Corporation Stock	Company Stock	45,381,358
**	Brokeragelink	Brokerage Account	8,170,630
*	Cash and cash equivalents	Money Market	2,822,009
*	Participant loans	Interest rates ranging from 3.25% to 10.5%	9,370,591

			$734,761,725

*	Party-in-interest
**	Includes party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLUS PLAN, LAM RESEARCH 401(k)

Date: June 20, 2014	By:	/s/ Doug Bowman
Doug Bowman
		Title:	Chairperson, Savings Plus Plan, Lam Research 401(k) Committee Lam Research Corporation

On behalf of the Administrator of the Savings Plus Plan, Lam Research 401(k)

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Moss Adams LLP, Independent Registered Public Accounting Firm